UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 7)

ENERGY TRANSFER EQUITY, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)

29273V100
(CUSIP Number)

Kelcy L. Warren
8111 Westchester Drive, Suite 600
Dallas, Texas 75225
(214) 981-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100

1.	Name of reporting person: Kelcy L. Warren
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 231,958,033
	8.	Shared voting power: 929,459
	9.	Sole dispositive power: 231,958,033
	10.	Shared Dispositive Power: 929,459
11.	Aggregate amount beneficially owned by each reporting person: 232,887,492
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 20.22%
14.	Type of reporting person: IN

CUSIP No. 29273V100

1.	Name of reporting person: Kelcy Warren Partners, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 98,093,962
	8.	Shared voting power: 0
	9.	Sole dispositive power: 98,093,962
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 98,093,962
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 8.51%
14.	Type of reporting person: PN

CUSIP No. 29273V100

1.	Name of reporting person: Kelcy Warren Partners II, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 10,224,429
	8.	Shared voting power: 0
	9.	Sole dispositive power: 10,224,429
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 10,224,429
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.89%
14.	Type of reporting person: PN

CUSIP No. 29273V100

1.	Name of reporting person: Seven Bridges Holdings, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 91,585,486
	8.	Shared voting power: 0
	9.	Sole dispositive power: 91,585,486
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 91,585,486
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 7.95%
14.	Type of reporting person: OO – limited liability company

CUSIP No. 29273V100

1.	Name of reporting person: ET Company Ltd.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 656,766
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 656,766
11.	Aggregate amount beneficially owned by each reporting person: 656,766
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.06%
14.	Type of reporting person: PN

CUSIP No. 29273V100

1.	Name of reporting person: LE GP, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 601,076
	8.	Shared voting power: 0
	9.	Sole dispositive power: 601,076
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 601,076
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.05%
14.	Type of reporting person: OO – limited liability company

CUSIP No. 29273V100

SCHEDULE 13D

This Amendment No. 7 on Schedule 13D/A (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 17, 2007 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Energy Transfer Equity, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.
Item 1.    Security and Issuer
Item 1 is hereby amended and restated in its entirety as follows:
The class of equity securities to which this Schedule relates is the Common Units of the Issuer. The principal executive offices of the Issuer are located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.
Item 2.    Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	Kelcy L. Warren (“Mr. Warren”), an individual.

(2)	Kelcy Warren Partners, L.P., a Texas limited partnership (“Warren Partners”).

(3)	Kelcy Warren Partners II, L.P., a Texas limited partnership (“Warren Partners II”).

(4)	Seven Bridges Holdings, LLC, a Texas limited liability company (“Seven Bridges”).

(5)	ET Company, Ltd., a Texas limited partnership (“ET Company”).

(6)	LE GP, LLC, a Delaware limited partnership (“LE GP” and, together with Mr. Warren, Warren Partners, Warren Partners II, Seven Bridges and ET Company, collectively, the “Reporting Persons”).
Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule I, which is incorporated herein by reference.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of each of the Reporting Persons is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

(c)	Present Principal Occupation or Principal Business:

(1)
Mr. Warren’s principal occupation is Chief Executive Officer of Energy Transfer Partners, L.P., a Delaware limited partnership whose principal executive offices are located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and which is a subsidiary of Issuer.

(2)
Warren Partners, Warren Partners II, Seven Bridges and ET Company were each formed to hold equity interests of the Issuer (including Common Units) and other investments beneficially owned by Mr. Warren.

(3)	LE GP was formed to serve as the general partner of the Issuer.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding

CUSIP No. 29273V100

was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
Mr. Warren is a citizen of the United States of America; LE GP, ET Company and Seven Bridges are organized under the laws of the State of Delaware; Warren Partners and Warren Partners II are organized under the laws of the State of Texas.

Item 3.    Sources and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following paragraph at the end thereof:
On March 8, 2016, the Issuer completed a private offering of 329,295,770 Series A Convertible Preferred Units representing limited partner interests in the Issuer (the “Convertible Units”). The offering was made to certain common unitholders of the Issuer who elected to participate in a plan to forgo a portion of their future potential cash distributions on all or a portion of their Common Units for a period of up to nine fiscal quarters, commencing with distributions for the fiscal quarter ended March 31, 2016, and reinvest those distributions in the Convertible Units. Each common unitholder who elected to participate in the plan received one Convertible Unit for each Common Unit that such common unitholder validly elected to participate in the plan.
Pursuant to the terms of Convertible Units, at the end of the plan period, the Convertible Units automatically converted into Common Units on May 21, 2018 based on the Conversion Value (as defined and described below) of the Convertible Units and a conversion rate of $6.56. The conversion value of each Convertible Unit (the “Conversion Value”) on the closing date of the offering of Convertible Units was zero. The Conversion Value increased each quarter in an amount equal to $0.285, which represents the per unit amount of the cash distribution paid with respect to Common Units for the quarter ended December 31, 2015 (the “Conversion Value Cap”), less the cash distribution actually paid with respect to each Convertible Unit for such quarter.
On May 21, 2018, the 187,578,748 Convertible Units beneficially owned by the Reporting Persons automatically converted into 45,036,052 Common Units in accordance with the terms of the plan and for no additional consideration.
Item 4.    Purpose of Transaction
Item 4 is hereby amended by adding the following paragraph at the end thereof:
Conversion of Convertible Units
The Reporting Persons acquired the Convertible Units, and the Common Units issued upon conversion thereof, pursuant to the plan described in Item 3 above for investment purposes.
General
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mr. Warren, as the majority owner of LE GP, which is the Issuer’s general partner, may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 29273V100

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a)     Mr. Warren is the beneficial owner of 232,887,492 Common Units of the Issuer, representing 20.22% of the outstanding common units based on a total of 1,152,047,201 Common Units outstanding as of May 22, 2018.
(b)    Mr. Warren has the sole power to direct the voting and the disposition of all the Common Units he, Warren Partners, Warren Partners II and Seven Bridges hold.
ET Company is the record holder of 656,766 Common Units of the Issuer. The 328,383 Common Units included in Mr. Warren’s beneficial ownership total represent 50% of the 656,766 Common Units held of record by ET Company and represent the estimated pro rata interest of Mr. Warren in ET Company, including his interest in Three Dawaco, Inc., the general partner of ET Company. Mr. Warren and Ray C. Davis share the power to direct the vote and the disposition of the common units held by ET Company.
LE GP holds 601,076 Common Units of the Issuer. The power to vote and dispose of such Common Units is held by the Board of Directors of LE GP, of which Mr. Warren is a member. Mr. Warren may be deemed to share such power with the Board of Directors of LE GP. Mr. Warren owns an 81.2% ownership interest in LE GP.
Mr. Warren’s wife, Amy Warren, holds 104,166 Common Units of the Issuer acquired as her separate property. Mr. Warren may be deemed to share the power to vote and dispose of such Common Units with Mrs. Warren but those Common Units are not included in Mr. Warren’s beneficial ownership total.

(c)	Except for the transactions described herein, none of the Reporting Persons or the Listed Persons has effected any transaction in Common Units during the past 60 days.

(d)	None.

(e)	Not applicable.

CUSIP No. 29273V100

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 1, 2018

KELCY L. WARREN

By:	/s/ Sonia Aubé, Attorney-in-Fact

LE GP, LLC

By:	/s/ Sonia Aubé
Name: Sonia Aubé
Title: Vice President – Administration and Secretary

KELCY WARREN PARTNERS, L.P.

By:	/s/ Sonia Aubé, Attorney-in-Fact

KELCY WARREN PARTNERS II, LP

By:	/s/ Sonia Aubé, Attorney-in-Fact

ET COMPANY LTD.

By:	/s/ Sonia Aubé, Attorney-in-Fact

SEVEN BRIDGES HOLDINGS, LLC

By:	/s/ Sonia Aubé, Attorney-in-Fact

CUSIP No. 29273V100

Schedule I
Listed Persons
(As of June 1, 2018)

LE GP, LLC

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and Chairman of the Board	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of LE GP, LLC
Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Financial Officer	Group Chief Financial Officer of LE GP, LLC and Chief Financial Officer of Energy Transfer Partners, L.L.C.
Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Chief Operating Officer, Chief Commercial Officer and Director	Group Chief Operating Officer and Chief Commercial Officer of LE GP, LLC
Thomas P. Mason 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and General Counsel	Executive Vice President and General Counsel of LE GP, LLC
Bradford D. Whitehurst 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Head of Tax	Executive Vice President – Head of Tax of LE GP, LLC
Richard D. Brannon 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Chief Executive Officer of CH4 Energy II, III, IV, V and VI
John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director and President	President of LE GP, LLC
Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.
K. Rick Turner 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of Sunoco GP LLC and Managing Director of Altos Energy Partners, LLC
William P. Williams 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Retired Vice President of Measurement, Energy Transfer Partners L.L.C.